Exhibit 2.2

Execution Version

Dated 3 April 2012

THE MANAGEMENT WARRANTORS

(as named herein)

STARBEV L.P.

and

MOLSON COORS HOLDCO – 2 INC.

MANAGEMENT WARRANTY DEED

in relation to the sale and purchase of

Starbev Holdings S.à r.l.

DEED

dated 3 April 2012

PARTIES:

(1)	THE PERSONS, whose respective names and addresses are set out in Schedule 1 (the Management Warrantors);

(2)	STARBEV L.P., a limited partnership formed and organised under the laws of Jersey and having its registered office at 22 Grenville Street, St. Helier, JE4 8PX, Jersey, Channel Islands, registered with the Jersey Registrar of Limited Partnerships under number 1195, acting by its general partner STARBEV GP LIMITED (in such capacity, the General Partner), a limited company governed by the laws of Jersey and having its registered office at 22 Grenville Street, St Helier, JE4 8PX, Jersey, Channel Islands, registered with the Jersey Registrar of Companies under number 104252, (the Seller); and

(3)	MOLSON COORS HOLDCO – 2 Inc., a Delaware corporation with its executive offices at 1225 17th Street, Suite 3200, Denver, Colorado, USA 80202 (the Purchaser),

(together the parties and each a party).

IT IS AGREED:

1. INTERPRETATION

Unless otherwise defined in or stated to be construed pursuant to the terms of Schedule 5, words and expressions used in this deed (this Deed) shall be interpreted in accordance with Schedule 5 of the Sale and Purchase Agreement and the interpretative provisions of that agreement shall apply in the interpretation of this Deed.

2. THE MANAGEMENT WARRANTIES

2.1 In connection with the Proposed Transaction, the Management Warrantors hereby jointly warrant on a joint and several basis to the Purchaser in the terms of the Management Warranties.

2.2 No Management Warrantor shall have any liability for any breach of the Management Warranties and the Seller agrees that it shall be liable to the Purchaser Group for any breach of this Deed on the basis set out herein.

2.3 Subject to the limitations referred to in clause 3 and clause 16, the Seller covenants with the Purchaser that it will pay to the Purchaser Group an amount equal to the damages recoverable under English law which are caused by or result from any breach of this Deed by the Management Warrantors. Any such payment shall be effected by wire transfer of immediately available funds from the Seller to an account designated by the applicable Protected Parties within ten Business Days after the final determination thereof by a court of competent jurisdiction in relation to which either there is no right of appeal or all rights of appeal have expired. Any such payments shall include Default Interest from the date any such

Loss is suffered or sustained to the date of payment (it being understood and agreed that the amount of any interest specifically included in a final judgment of an award by the applicable court of competent jurisdiction shall reduce on a Euro for Euro basis any such Default Interest).

2.4 Each of the Management Warranties set out in the separate paragraphs of Schedule 3 shall be separate and independent.

2.5 The Management Warrantors and the Seller, separately and not jointly and severally, undertake to the Purchaser to waive any and all claims which they might otherwise have against each Target Company and/or their respective officers or employees or any of them in respect of any information supplied to them by or on behalf of the Company and/or its Subsidiaries in connection with this Deed, the Management Warranties and/or the information disclosed except, only with respect to any such officer or employee, insofar as the Management Warrantors (or any of them) have been fraudulently or wilfully misled by any such officer or employee. The Seller shall disclose to the Purchaser in writing any material variance from the Seller’s Warranties promptly upon discovery thereof.

2.6 The Management Warrantors shall notify the Purchaser as soon as practicable in writing if the Management Warrantors become aware of any matter, event or circumstance between the date of this Deed and Closing which constitutes a breach of any of the Management Warranties.

2.7 To the extent any disclosure mentioned in the last sentence of clause 2.5 or clause 2.6 results from any change, fact, circumstance, occurrence or event that did not exist as of the date of this Deed (or, with respect to the Management Warranties other than clauses 1, 2 and 3, any change, fact, circumstance, occurrence or event that the Management Warrantors can demonstrate they were not aware of as of the date of this Agreement), then the notice of such disclosure may be included on the Supplementary Disclosure Letter to the extent fairly disclosed (and no other items may be included on the Supplementary Disclosure Letter); and, except for purposes of clauses 4.1(d) of the Sale and Purchase Agreement, such disclosures fairly disclosed in any Supplementary Disclosure Letter shall be deemed to have been included in the Disclosure Letter to the Purchaser for all purposes, including for purposes of claiming for breach of any of the Management Warranties. To the extent any disclosure made to the Purchaser pursuant to the last sentence of clause 2.5 or clause 2.6 results from any change, fact, circumstance, occurrence or event existing on or prior to the date hereof (other than as specified in the immediately prior sentence), then such disclosure shall not amend or supplement the Disclosure Letter or be deemed delivered for any purpose hereunder other than satisfaction of the last sentence of clause 2.5 or clause 2.6.

2.8 The Management Warrantors undertake that they shall, as promptly as reasonably practicable after the date of this Deed, deliver to the Purchaser (a) such information as they reasonably believe would have been necessary to disclose against clause 1.2 of Schedule 3 had the references to the top five customer and supplier contracts instead referred only to all Material Contracts and (b) details of any Regulatory Approvals that, as at the date of this Deed, the Target Companies were in the process of applying for; provided that neither the Seller nor the Management Warrantors shall have any liability with respect to this provision other than with respect to any bad faith intent on their part to not comply with this clause 2.8.

3. LIMITATION OF LIABILITY

The Management Warrantors’ and Seller’s liability in respect of any claim in relation to the Management Warranties (except in the case of fraud or fraudulent misrepresentation) shall be limited as provided in Schedule 4. The aggregate liability of the Seller in respect of all Deed Claims (including for breach of the Management Warranties) shall (except in the case of fraud or fraudulent misrepresentation) not exceed EUR 50,000,000. The Purchaser shall have the right to fully satisfy payment of any or all Deed Claims as provided in clause 16.

4. PAYMENTS

4.1 Any payment to be made pursuant to this Deed by the Seller to the Purchaser shall be made to the Purchaser’s Bank Account.

4.2 Payment under clause 4.1 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

5. WITHHOLDING TAX

The Seller shall pay all sums payable by it under this Deed free and clear of all deductions and withholdings, save as required by Law. The Seller shall only be entitled to apply any deductions or withholdings required by Law if the recipient of such payment is not incorporated and tax resident in The Netherlands.

6. ASSIGNMENT

6.1 Except as provided in this clause 6 or unless the Management Warrantors, Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Deed nor grant, declare, create or dispose of any right or interest in it.

6.2 The Purchaser may assign the benefit of this Deed to, and it may be enforced by, any Permitted Assignee as if it were the Purchaser under this Deed. Any Permitted Assignee to whom an assignment is made in accordance with the provisions of this clause 6 may itself make an assignment as if it were the Purchaser under this clause 6. For this purpose, a Permitted Assignee means any person to whom the purchaser assigns its rights under the Sale and Purchase Agreement and this Deed according to the terms of clause 16 (Assignment) of the Sale and Purchase Agreement.

6.3 The liability of the Management Warrantors and Seller under this Deed (including pursuant to clause 5) shall not be increased by any such assignment as is permitted by clause 6.2 and shall be no greater than such liabilities would have been if the assignment had not occurred.

7. WHOLE AGREEMENT

7.1 This Deed sets out the whole agreement (except the Seller and the Purchaser are also parties to those agreements described in clause 21 of the Sale and Purchase Agreement) between the parties relating to its subject matter and supersedes any prior agreement (whether oral or written) relating to such subject matter. It is agreed that

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of any other party in relation to the Proposed Transaction which is not expressly set out in this Deed (or, to the extent applicable, in the Sale and Purchase Agreement or any other Transaction Document); and

(b)	except for any liability in respect of a breach of this Deed (or, to the extent applicable, in the Sale and Purchase Agreement or any other Transaction Document), no party shall owe any duty of care or have any liability in tort or otherwise to any other party in relation to the Proposed Transaction,

7.2 This clause 7 shall not exclude any liability for, or remedy in respect of, fraud or fraudulent misrepresentation.

7.3 Subject to the terms of this Deed and the Sale and Purchase Agreement, the Management Warrantors shall use all reasonable endeavours to take all actions and to cooperate fully in all actions necessary to consummate the transactions contemplated by the Sale and Purchase Agreement.

8. COSTS

Except as otherwise provided in this Deed or agreed between the parties in writing, the Management Warrantors, Seller and the Purchaser shall each be responsible for their own costs, charges and other expenses (including those of its Affiliates) incurred in connection with this Deed.

9. NOTICES

9.1 Any notice in connection with this Deed shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that, in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

9.2 The address and fax number of the Parties for the purpose of clause 9.1 are as follows:

Seller

Address:	22 Grenville Street, St Helier, JE4 8PX, Jersey, Channel Islands

Fax:	+44 1534 609333

For the attention of:	Mary Gallagher

With a copy (which shall not constitute notice) to:

Address:	CVC Capital Partners Limited 111 Strand London WC2R OAG United Kingdom
Fax:	+44 20 7420 4251

For the attention of:	Richard Perris

Management Warrantors

At the address set out under their respective names in Schedule 1

Purchaser

Address:	1227 17th Street, Suite 3200 Denver, Colorado 80202 United States of America

Fax:	+1 303 277 7407

For the attention of:	Samuel D. Walker

With a copy (which shall not constitute notice) to:

Address:	Kirkland & Ellis LLP 300 N. La Salle St Chicago, Illinois, 60654 United States of America

Fax:	+1 312 862 2200

For the attention of:	R. Scott Falk P.C. Roger D. Rhoten

9.3 A party may notify the other parties to this Deed of a change to its name, relevant addressee, address or facsimile number for the purposes of clause 9.2; provided that a change shall only be effective on the date specified in the relevant notice as at the date on which the change is to take place.

10. EFFECT OF CLOSING

Notwithstanding Closing, all Management Warranties, covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Deed will remain in full force and effect and (except as otherwise expressly provided) subject to the time and other limits set provided in Schedule 4.

11. COUNTERPARTS

This Deed may be executed in any number of separate counterparts, and by each party on separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument. Delivery of a counterpart of this Deed by e-mail attachment or telecopy shall be an effective mode of delivery.

12. WAIVERS, RIGHTS AND REMEDIES

12.1 Save for any time limits provided in Schedule 4, no failure or delay by the Purchaser in exercising any right or remedy provided by law or under this Deed shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

12.2 Save as otherwise expressly provided in this Deed, the rights and remedies of the Purchaser under this Deed shall not be affected, and the liabilities of the Management Warrantors and Seller under this Deed shall not be released, discharged or impaired by (i) Closing; (ii) any investigation made into the affairs of the Target Companies or any knowledge held or gained of any such affairs by or on behalf of the Purchaser; or (iii) any event or matter, other than a specific and duly authorised written waiver or release by the Purchaser.

13. VARIATIONS

No amendment of this Deed shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

14. INVALIDITY

Each of the provisions of this Deed is severable. If any such provision is held by a court of competent jurisdiction to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

15. THIRD PARTIES

A person who is not a party to this Deed (third party) has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

16. SET-OFF

16.1 Subject to clause 16.2, the Purchaser waives and relinquishes any right of set off or counterclaim, deduction or retention which the Purchaser might otherwise have out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller or the Management Warrantors pursuant to this Deed.

16.2 If and to the extent that the Purchaser makes a claim before the Claim Expiry Date against the Seller for damages for breach of the Sale and Purchase Agreement or this Deed which claim specifies the amount of damages claimed (up to the aggregate liability of the Seller under the Sale and Purchase Agreement or this Deed respectively) then the Purchaser shall have the right (but not the obligation), if it so elects, to set off the payment of the damages so claimed against any amount which remains outstanding and payable under the Consideration Note (and for any portion of the Consideration Note remaining outstanding as of the maturity date of such Consideration Note to be held back in an amount equal to the damages so claimed in relation to any unresolved claims properly made before the Claim Expiry Date, until such time as the damages payable with respect to such claim or claims is finally determined).

17. GOVERNING LAW AND JURISDICTION

17.1 This Deed and any non-contractual obligations arising out of, or in connection with, this Deed shall be governed by, and interpreted in accordance with, English law.

17.2 The English courts shall have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Deed or otherwise arising in connection with this Deed, and for such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to them.

17.3 The Management Warrantors and Seller irrevocably consent to service of process or any other documents in connection with proceedings in any court by facsimile transmission, personal service, delivery at any address specified in this Deed or any other usual address, mail or in any other manner permitted by the law of the place of service or the law of the jurisdiction where proceedings are instituted.

SCHEDULE 1

MANAGEMENT WARRANTORS

(1) Name and role	(2) Address
Alain Beyens (CEO)	Parizska 30, 110 00, Prague 1, Czech Republic

Brian Mackie (CFO)	Rasinovo Nabrezi 58, 120 00, Prague 2, Czech Republic

Philippe Vandamme (CTO)	Rue du cimetiere, 10, 1315 Glimes, Belgium

Marilen Kenington (Head of Legal & HR)	Intrarea Ecaterina Teodoroiu no7, Sector 1, Bucharest, 0109763, Romania

Marcus Johansson (CIO)	Na Belidle 64/3 150 00 Prague 5 Czech Republic

Lucian Ghinea (Financial Controller)	54th, Drumul Taberei Street, Block F3, App 3, District 6, Bucharest, Romania.

SCHEDULE 2

MANAGEMENT WARRANTORS’ KNOWLEDGE

Management Warrantor	Enquiries made of:

Alain Beyens (CEO)	Ilija Setka (Regional President Serbia & Montenegro)

Zbynek Kovar (Regional President Czech Republic & Slovakia)

Zsolt Totos (President Hungary)

Jens Hoesel (President Romania)

Dragan Radivojevic (President Bulgaria)

Sergey Yeskov (President Croatia & Bosnia)

Vjekoslav Zadro (CSO)

Frederic Landtmeters (CMO)

Marilen Kenington (Chief HR, Legal & CA)

Philippe Vandame (CTO)

Brian Mackie (CFO)

Brian Mackie (CFO)	Ron Wessels (Group Tax & Treasury Director)

Lucie Muchova (FD Czech Republic)

Laszlo Nagy (FD Hungary)

Nicolae Dragomir (FD Romania)

Margarita Nikolova (FD Bulgaria)

Hrvoje Klobucar (FD Croatia)

Dragan Crnjanski (FD Serbia)

Alina Lupu (Group Budgeting and Reporting Director)

Burja Alina (Group Consolidation and Reporting Director)

Stella Le Cras (CVC Luxembourg)

Management Warrantor	Enquiries made of:

Manuel Mouget (CVC Luxembourg)

Lucian Ghinea (Group Controller)

Jovanka Pavicevic (Finance Manager Montenegro)

Philippe Vandamme (CTO)	Marius Avram (Brewery Operations Director)

Benoit Descamps (Group Industrial Support Director)

Alen Crnjac (Group Procurement Director)

Victor Coseac (Group Compliance Director)

Banjac Nenad (Group Logistic Support Director)

Plamen Denchev (Country Operations Director, Bulgaria)

Rumen Mitev (Temporary Plovdiv Plant Coordinator, Bulgaria)

Boris Sculac (Country Operations Director, Croatia)

Zdenek Lux (Country Operations Director, Czech Republic)

Richard Kornas (Ostravar Plant Manager, Czech Republic)

Hans Arnd Dahnken (Country Operations Director, Hungary)

Vanja Lazarevic (Country Operations Director, Montenegro)

Gabriela Bozdog (Country Operations Director, Romania)

Stevica Kalas (Country Operations Director, Serbia)

Management Warrantor	Enquiries made of:

Marilen Kenington (Chief HR, Legal & CA)	Ileana Dumitru (LD Romania)

Edita Silhanova (LD Czech Republic)

Anton Karlov (LD Bulgaria)

Zsuzsa Sukosd (LD Hungary)

Tanja Dusanic (LD Serbia & Montenegro)

Mirjana Vuk (LD Croatia)

Jan Macejovsky (Group HR Director)

Marcus Johansson (CIO)	Cristian Nica (Technology Operations Director)

Branko Lugaric (Technology Solutions Director)

Lucian Ghinea (Financial Controller)	Same individuals as for Brian Mackie above

SCHEDULE 3

THE MANAGEMENT WARRANTIES

Subject to Schedule 4 of this Deed, each of the Management Warrantors hereby warrants to the Purchaser (and shall be deemed to warrant immediately before Closing by reference to the facts and circumstances then existing as if references in the Management Warranties, whether express or implied, to the date of this Deed were references to the date of Closing) that (i) with respect to clauses 1, 2 and 3 of this Schedule 3, the statements in such clauses are correct and (ii) so far as the Management Warrantors are aware with respect to each other clause of this Schedule 3, the statements in such clauses are correct:

1. COMPANY AUTHORITY

1.1 Each Target Company is duly organised and validly exists under the laws of the country and state in which it is incorporated and has all requisite powers and authority to own its properties and to carry on its business as presently conducted and to carry out the transactions contemplated by the Sale and Purchase Agreement.

1.2 The execution and delivery by the Seller of the Transaction Documents to which the Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the Seller do not and shall not:

(a)	conflict with or result in a breach or violation of the terms, conditions or provisions of;

(b)	constitute a default under (whether with or without the passage of time, the giving of notice or both);

(c)	result in the creation of any Third Party Right upon any Target Company’s Capital Stock or assets pursuant to;

(d)	give any third party the right (with or without any additional event or occurrence) to modify, terminate, create, increase or accelerate any obligation under,

either (i) any Target Company’s articles, bylaws or other constitutional documents (including trust instruments), (ii) any law, statute, rule or regulation to which any Target Company is subject, (iii) any order, judgment or decree to which any Target Company is a party or subject, or (iv) any contract or agreement that is among the top five customer contracts (measured by sales) or top five supplier contracts (measured by payments) in any of the seven countries in which the Target Companies have their primary operations.

2. SHARES AND SHARE CAPITAL

Shares validly allotted and issued

2.1 All shares held by any Target Company in any other Target Company have been validly issued and allotted and are fully paid up and are free of all Third Party Rights.

No options or conversion rights

2.2 No Person has the right to call for the issue of any share or loan capital of any Target Company and there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting the shares, Capital Stock or loan capital of any Target Company under any option or other agreement or under any conversion rights and there is no commitment to give or create any and no claim has been made by any person to be entitled to any such option or conversion right.

3. SUBSIDIARIES

No subsidiaries other than the Subsidiaries

3.1 Schedule 1 of the Sale and Purchase Agreement lists all members of the Target Group and: (a) the Company has no Subsidiary other than as set forth on Schedule 1 of the Sale and Purchase Agreement; and (b) no Target Company has any interest in any other body corporate, unincorporated body, undertaking, association or other Person which is not a Target Company and so listed.

Details of Subsidiaries

3.2 All of the authorised and issued Capital Stock of each Target Company is listed on Schedule 1 of the Sale and Purchase Agreement (along with the owner of such shares and the directors or managers of each such Target Company), and such Capital Stock comprises all of the Capital Stock of the Target Companies and the whole of the allotted and issued share capital of the Target Companies and all such Capital Stock shown on Schedule 1 of the Sale and Purchase Agreement as issued and outstanding is fully paid up and has been validly issued and allotted. The Capital Stock of the Target Companies is free of all Third Party Rights. The Target Company shown as the owner of each Subsidiary set forth on Schedule 1 of the Sale and Purchase Agreement wholly owns such Subsidiary except as set forth thereon.

4. ACCOUNTS

4.1 The Accounts:

(a)	were prepared in accordance with and comply with applicable Law and the Relevant Accounting Standard; and

(b)	give a true and fair view of the assets, liabilities and the state of affairs of the Target Companies as a whole to which they relate and of the Target Companies as a whole at each accounting reference date to which the Accounts relate and of the profits and losses of the Target Companies as a whole for each accounting period to which the Accounts relate and are not affected by any unusual, exceptional or non-recurring items or by any other factors rendering such profits and losses abnormally high or low.

4.2 No Target Group Company has or will have any obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted), other than in the case of the Company and the Subsidiaries (i) liabilities reflected on the balance sheet included in the Accounts, (ii) liabilities and obligations which have arisen after the Balance Sheet Date in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of law, claim or lawsuit), (iii) obligations under contracts and commitments entered into in the ordinary course of business consistent with past practice (but not liabilities for any breach of any such contract or commitment occurring on or prior to the Closing Date), (iv) other liabilities and obligations expressly and fairly disclosed in the Disclosure Letter and (v) liabilities and obligations that, individually (including with respect to any related series of liabilities), do not exceed €2,500,000.

5. EVENTS SINCE BALANCE SHEET DATE

Since the Balance Sheet Date:

(a)	each Target Company has carried on its business in the ordinary and usual course and in the same manner (including nature and scope) as in the past;

(b)	there has been no unusual increase or decrease in the level of the inventory or trading stock of any Target Company;

(c)	no distribution, redemption, repayment or reduction of capital or income has been agreed, declared, made or paid (except for any dividends provided for in the Accounts and set forth in the Budget) in respect of any share capital or any class of share capital of any Target Company;

(d)	no debts or other receivables and no trading stock, goods, plant, machinery or equipment of any Target Company have been factored or sold or agreed to be sold, apart from in the routine course of trading;

(e)	each Target Company has paid its creditors within the times agreed with such creditors, and there has been no generally applied change in the manner or time of issue of invoices or the collection of debts;

(f)	none of the items set forth in clauses (a), (b), (c), (g), (i), (j), (k), (m) or (o) of Schedule 2 of the Sale and Purchase Agreement and that are prohibited between the date hereof and the Closing Date have occurred; and

(g)	the Target Companies have not made any capital expenditure or incurred any capital commitments that are not reflected in the Budget or that exceed the amounts set forth in the Budget.

6. BORROWINGS

No borrowings

Except as detailed in Section 6.1 of the Disclosure Letter, no Target Company has outstanding any Indebtedness. Details of all material financing arrangements of each Target Company, including loan agreements, facility letters, loan stock issues, bills of exchange, interest rate swaps or other hedging investments, finance leases and factoring arrangements are set out in the Data Room. As of 27 March 2012, the Target Companies’ aggregate outstanding Indebtedness consists of, and is currently in the amounts indicated in, Section 6.1 of the Disclosure Letter, and no additional Indebtedness has been incurred since such date other than the accrual of interest on existing facilities and any increases to fund working capital in the ordinary course of business.

7. INSOLVENCY

7.1 No step has been taken, and no legal proceeding has commenced, for the winding up or dissolution of any Target Company or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer in respect of any Target Company in any jurisdiction.

7.2 No Target Company is insolvent, or unable to pay its debts or has stopped paying its debts as they fall due.

7.3 No Target Company has entered into a company voluntary arrangement or similar arrangement and no such Target Company has otherwise entered into a compromise with any of its unsecured creditors, and no such arrangement or compromise has been proposed.

8. CONDUCT OF BUSINESS

8.1 Section 8.1 of the Disclosure Letter contains complete and accurate details of all material licenses, consents, permits and other approvals granted by any regulatory authority involved in the granting of approvals for the marketing and sale of beer and any other product sold by the Target Companies (Regulatory Approvals), currently held by, and applications for Regulatory Approval, applied for by, any Target Company. The Target Companies have received, or are in the process of applying for, all Regulatory Approvals required for the operation of their business, and all such received Regulatory Approvals are current and in full force and effect to enable the Target Companies to lawfully carry on their business in the places and in the manner in which such business is now carried on and are not limited in duration or subject to onerous conditions.

8.2 Details of all powers of attorney granted by any Target Company, other than powers of attorney given in the normal course of business in relation to the prosecution and maintenance of Intellectual Property, are set out in the Data Room.

8.3 Details of all bonds, guarantees, suretyships, indemnities, mortgages, charges and pledges granted by any Target Company are set out in the Data Room.

8.4 Details of all suits, actions, litigation, arbitration, dispute resolution process, criminal proceedings or tribunal proceedings or governmental proceedings (excluding, for the avoidance of doubt, any routine tax audit or investigation), with a potential liability or cost in excess of €500,000 in which each Target Company has been involved as claimant, plaintiff or defendant are set out in the Data Room, and complete and accurate details of each such action or other proceeding is set forth in Section 8.4 of the Disclosure Letter.

8.5 The Target Companies are, and since January 1, 2010 have been, in compliance with all applicable Laws (save where such non-compliance would not affect the ability of a Target Company to continue to operate its business in the ordinary course). The production and supply of products by each Target Company and all actions undertaken by or on behalf of each Target Company comply and at all times have complied in all material respects with all Laws and regulations directly applicable to such activities in any territory in which such activities are currently being carried out. No Target Company has received notice of any order, decree or judgment of any court or any Governmental Entity against it.

8.6

(a)	Details of the Target Companies’ policies, procedures and programmes covering compliance with applicable anti-bribery law and/or economic sanctions are set out in the Data Room, and no Target Company has, since January 1, 2010, violated any such law covered by such policies, procedures or programmes or any such policies, procedures and programmes.

(b)	None of the Target Companies or any director on the board of any Target Company or any of the individuals listed in Schedule 2 to this Deed is either an individual or an entity that is, or is owned or controlled by any individual or entity that is: (i) a target of any sanctions (A) administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union or Her Majesty’s Treasury or (B) pursuant to the U.S. Iran Sanctions Act, as amended (collectively, Sanctions), nor (ii) located, organized or resident in the following countries: Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria.

(c)	No Target Company is conducting transactions, directly or indirectly, through agents or distributors, in Burma/Myanmar, Cuba, Iran, North Korea, Sudan, or Syria, nor with any individual, business, group or association engaged in the design, development, production or use of chemical, biological or nuclear weapons or missile technology.

8.7 No Target Company has engaged in any price fixing or acted as part of any cartel or other group or arrangement, in each case to the extent in violation of any applicable competition or other Law.

9. INTELLECTUAL PROPERTY

Company Intellectual Property

9.1 Complete and accurate details of all material registered Intellectual Property (and applications for any such right and all invention records or invention disclosure statements) and material unregistered Intellectual Property owned by any Target Company is set out in Section 9.1 of the Disclosure Letter, and the specified Target Company is the sole legal and beneficial owner of all rights in such Intellectual Property free from all Third Party Rights.

Renewal and maintenance fees

9.2 All renewal, application and maintenance fees and all steps required for the maintenance, protection and enforcement of the registered Intellectual Property that is material to the business of the Target Companies or pending applications to register Intellectual Property owned by any Target Company have been paid or taken.

No infringement by the Target Companies

9.3 The conduct of each of the respective businesses of the Target Companies has not infringed, conflicted with or made unauthorised used of, and does not infringe, conflict with or make unauthorised use of, the Intellectual Property of any third party. None of the Target Companies has received, in the past two (2) years, written notice from any person alleging that the conduct of the business of any of the Target Companies infringes, misappropriates or makes unauthorised use of the Intellectual Property of any third party.

No infringement by third parties

9.4 No third party is infringing, conflicting with or making unauthorised use of, or has infringed, conflicted with or made unauthorised use of, any Target Company Intellectual Property. None of the Target Companies has sent, in the past two (2) years, written notice to any third party alleging that the business of that third party infringes, conflicts with or makes unauthorised use of any Target Company Intellectual Property.

Express licenses to third parties

9.5 Complete and accurate details of all material licenses granted to or offered to third parties by any Target Company in relation to Target Company Intellectual Property have been fairly disclosed and are set out in Section 9.5 of the Disclosure Letter, and a copy and details of such licenses are included in the Data Room. All such licences are in force and no Target Company has received written notice alleging it to be in breach of the terms of any such licence and no other party is in breach of any such licence.

Express licenses from third parties

9.6 Complete and accurate details of all licenses of Intellectual Property granted to any Target Company by third parties and which are material to the business of the Target Companies, but excluding in any event licences of unmodified “off-the-shelf software” granted to any Target Company for an aggregate fee, royalty or other consideration for any such software or group of related software licenses of no more than €500,000, have been fairly disclosed and are set out in Section 9.6 of the Disclosure Letter.

10. CONTRACTS, COMMITMENTS, ETC.

Material contracts

10.1 No Target Company is a party to or bound by any written or oral:

(a)	contract which relates to matters not within the ordinary course of business of that Target Company or constitutes a commercial transaction or arrangement deviant from the usual pattern for that member or is not entirely or arms’ length terms;

(b)	contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration or cost in the aggregate in excess of €500,000, other than purchase and sales orders incurred in the ordinary course of business; or

(c)	contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world.

No breach of contract

10.2 All of the Material Contracts constitute valid and binding obligations of the relevant Target Company. Each Target Company has performed all obligations required to be performed by it under any Material Contract. No Target Company has been notified in writing by the counterparty to any Material Contract that it is in material breach of its obligations thereunder.

11. INSURANCE

Full details of the insurance policies with an annual premium in excess of €200,000 in respect of which any Target Company has an interest are set out in the Data Room, all such policies are in full force and effect and are not void or voidable, no claims are outstanding and no event has occurred which might give rise to any claim.

12. EMPLOYEES AND PENSIONS

12.1 In relation to the Employees there are contained in the Data Room:

(a)	standard employment contracts or terms for each category and grade of Employees;

(b)	summary details of the employment contracts of Employees whose gross annual remuneration exceeds €250,000 or whose notice period for termination exceeds six months or who are entitled on termination to payments in excess of €100,000, and the rate of remuneration, bonus, commission and any other form of compensation (whether deferred, in cash or otherwise) to which each such Employee is entitled or which is regularly provided or made available to each such Employee;

(c)	a statement of whether any Employee referred to in (b) above is a member of any pension scheme or arrangement or any other defined benefit plan or scheme (including any termination indemnities, long service awards or Jubilee plans) and if such Employee is, particulars of such Employee’s rights thereunder including details of the length of such Employee’s pensionable service and such Employee’s current pensionable salary; and

(d)	complete and accurate details of each employee benefit plan, program or arrangement that provides compensation or benefits to Employees in each country in which the Target Companies conducts business.

Terminations

12.2 No Employee who earns in excess of €150,000 per annum has given written notice terminating such Employee’s contract of employment or engagement or is under notice of dismissal and no amount or payment of any description due to or in respect of any such Employee or former Employee or personnel of any Target Company is in arrears and unpaid other than such Employee’s salary for the then current month.

Labour Disputes

12.3 There is no existing dispute between any Target Company and any trade union or other organisation formed for a similar purpose and there is no collective bargaining agreement or other arrangement (whether binding or not) with any labor union or other organisation formed for a similar purpose to which any Target Company is a party.

Pension schemes

12.4 Details of the applicable pension schemes for the Target Companies are set out in the Data Room, including details of the most recent actuarial valuation and any current complaints or disputes relating to any pension arrangement of any Target Company.

Compliance

12.5 The Target Companies have complied in all material respects with the terms of each benefit plan, program or arrangement and with all applicable Laws related thereto.

Contributions

12.6 The Target Companies have made all required pension and defined benefit contributions and there is no dispute about the benefits payable under the pension or defined benefit schemes, no claim by or against the trustees of the pension or defined benefit schemes or any of the participating employers has been made.

13. THE PROPERTIES

Leased Property

13.1 Section 13.1 of the Disclosure Letter contains complete and accurate details of all leases for real property or water rights used by the Target Companies in connection with their business (the Leased Real Property), and the Data Room contains details and a copy of all such leases. No Target Company has received written notice from the applicable Lessor claiming that the lessee is in breach of its obligations under any Lease in any material respect. The Target Companies have title to the Leasehold Improvements, free and clear of all Third Party Rights except Permitted Encumbrances, and there are no outstanding options, rights of first offer or rights of first refusal to purchase any building, structure, improvement or fixture located on any Leased Real Property (the Leasehold Improvements) or any portion thereof or interest therein.

Owned Real Property

13.2 Section 13.2 of the Disclosure Letter contains complete and accurate details of the addresses or location of all real property owned by any Target Company (the Owned Real Property), and the Data Room contains additional applicable details of each such property. The Target Companies have good and marketable title to the Owned Real Property, free and clear of all Third Party Rights, other than Permitted Encumbrances. Each Target Company has in its possession or under its control all title deeds and documents which are necessary to prove title to the Owned Real Property (including certified copies of any transfers of land formerly forming part of the same title) and the documents of title consist of original documents or properly examined abstracts.

Properties

13.3 The Properties are the only properties owned, used or occupied by any Target Company or in respect of which any Target Company has any interest.

14. TAXATION MATTERS

Except as fairly disclosed in the applicable clause of the Disclosure Letter:

General; Compliance

14.1

(a)	All Taxes due and owing by the Target Companies (whether or not shown on any Tax Return) have been timely paid. No Target Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)	Each Target Company has filed all Tax Returns that it was required to file and has complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority. All such Tax Returns were correct and complete.

(c)	Each Target Company has deducted or withheld all Tax which it has been obligated by law to deduct or withhold from amounts paid or deemed to be paid or benefits given deemed to be given by it and has properly accounted to the relevant Tax Authority for all amounts of Tax so deducted or withheld.

Certain U.S. Tax Matters

14.2 No Target Company is a “controlled foreign corporation” as defined in Section 957 of the U.S. Internal Revenue Code of 1986, as amended.

15. INFORMATION TECHNOLOGY

15.1 Details of the IT Systems owned or used by the Target Companies are set out in the Data Room: The IT systems are:

(a)	solely, legally and beneficially owned by the Target Companies, free from all Third Party Rights; or

(b)	properly licensed, leased or supplied to the Target Companies pursuant to and within the terms and provisions of a valid, subsisting written contractual arrangement or license listed in the Disclosure Letter.

15.2 The Target Companies have not received notice of any alleged breach of any IT Systems agreement required to be disclosed pursuant to clause 15.1. All of the IT Systems are adequate for the operation of the business of the Target Companies as currently conducted.

15.3 The IT Systems have not failed, there has been no unauthorised breach of the security of such IT Systems, and the data that they process has not been corrupted, to any material extent in the prior twelve months.

16. THE ENVIRONMENT

16.1 Each Target Company is conducting and has conducted the business of the Target Companies in compliance with Environmental Law.

16.2 All Environmental Permits have been disclosed in the Data Room and each Target Company is in material compliance with the terms thereof. No Environmental Permit is under threat of withdrawal.

16.3 There is no ongoing civil, criminal, regulatory or administrative proceeding or suit against or involving any Target Company or any Employee relating to any Environmental Law or Environmental Permits, and there are no claims relating to such proceedings filed.

16.4 No claim or complaint of occupational exposure to Hazardous Substances has been filed and notified to the Target Companies by any person, including by any Employee.

16.5 No Target Company is subject to registration, pre-registration or authorisation under the Registration, Evaluation, Authorisation of Chemicals (REACH) European regulation or any equivalent regulation.

16.6 The Target Companies have valid rights to a supply of water sufficient for the continued operations or activities of the Target Companies in the ordinary course.

17. OWNERSHIP OF ASSETS

All assets used by any Target Company in the course of its business or which are necessary for the continuation of its business as it is carried on as at the date of this Deed are owned by the Target Companies except for assets used by the Target Companies pursuant to a valid leasehold interest or other contractual right.

SCHEDULE 4

LIMITATIONS ON LIABILITY

1. PURCHASER TO NOTIFY POTENTIAL CLAIMS

If any member of the Purchaser Group becomes aware of any fact, matter, event or circumstance by virtue of which the Seller either is, or is reasonably likely to become, liable under any of the Management Warranties, the Purchaser shall as soon as reasonably practicable and in any event within 30 days of becoming aware thereof inform the Seller in writing specifying in reasonable detail (to the extent readily available and legally permissible) the fact, matter, event or circumstance giving rise to that liability and giving an estimate of the alleged liability if practicable and without prejudice to the Purchaser’s ability subsequently to amend the amount which may be claimed against the Seller in respect of that liability; provided that the failure of the Purchaser to so notify the Seller shall not relieve the Seller of its obligations hereunder except to the extent that the liability increases as a result of any such failure or delay.

2. TIME LIMIT ON CLAIMS

No claim for payment shall be brought by the Purchaser under the Management Warranties unless the Purchaser shall have given notice in writing to the Seller of that claim specifying (in reasonably sufficient detail to the extent readily available) the matter giving rise to the claim, the nature of the breach and the amount claimed (with a breakdown of the estimated Loss alleged to have been suffered) if practicable and without prejudice to the Purchaser’s ability subsequently to amend the amount of its claim. The Seller shall not be liable in respect of any Deed Claim unless written notice of such claim has been given to the Seller by or on behalf of the Purchaser no later than the Claim Expiry Date.

3. SPECIFIC LIMITATIONS

The Management Warrantors and Seller shall not be liable for breach of any Management Warranty in respect of any Deed Claim:

(a)	unless the aggregate amount of liability agreed or determined in respect of an identical Deed Claim (or a series of Deed Claims arising from substantially identical facts or circumstances) exceeds €350,000, but subject always to clause 3(b); and

(b)	unless the aggregate amount of liability agreed or determined in respect of the Deed Claim, when aggregated with the amount so recoverable in respect of any other Deed Claims against the Seller under the Management Warranties (and for those purposes ignoring any claims which the Purchaser is not entitled to bring because of clause 3(a) but taking into account the other provisions of this Schedule 4) exceeds a threshold equal to €5,000,000, in which event the entire amount of the Deed Claim(s) shall be recoverable and not merely the excess above such threshold.

3.2 The amount recoverable by the Purchaser Group with respect to a Deed Claim shall be reduced by the amount of any insurance payment recovered by any member of the Purchaser Group (or an Affiliate thereof) with respect to the circumstances giving rise to such

Deed Claim (net of any increase in premiums resulting from such recovery); provided that the Purchaser shall pursue in good faith, to the extent reasonably consistent with its customary practices, any available insurance recovery with respect to such Deed Claim.

4. MAXIMUM LIABILITY

4.1 No Management Warrantor shall have any liability for any breach of the Management Warranties.

4.2 The total aggregate liability of the Seller in respect of all Deed Claims shall be limited to €50,000,000. The Purchaser shall have the right to fully satisfy payment of any or all Deed Claims as provided in clause 16. Notwithstanding the foregoing or any other provisions of this Deed, the limitations on the Seller’s liability set forth in this Schedule 4 shall not apply in the event of fraud or fraudulent misrepresentation.

5. CONDUCT OF CLAIMS

If the fact, matter, event or circumstance that may give rise to a Deed Claim relates to or is in connection with an actual or threatened claim, action or demand by or liability to a third party (a third party claim) then:

(a)	the Purchaser shall consult with the Seller prior to making any admission of liability, agreement or compromise with any person, body or authority in relation to such matter and the Purchaser shall, at the written request of the Seller:

(i)	if so requested, permit the Seller to participate in all matters relating to the third party claim including the appointment of lawyers and other professional advisers, the conduct of all proceedings and the making of any settlement or compromise of the third party claim but without prejudice to the rights of the Purchaser or any member of the Purchaser Group to deal with such matter; and

(ii)	allow the Seller reasonable access to information and to employees of the Purchaser or the relevant Subsidiary of the Purchaser, or any other relevant member of the Purchaser Group relating to such matters within the control of the Purchaser; provided that the Seller shall give reasonable notice of any access to information or Employees which may be requested and provided further that the provision of such access does not unreasonably interfere with the operation of the business of the Purchaser Group for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the third party claim; and

(b)	the Purchaser shall in any event keep the Seller informed as to the steps which are being taken in connection with the third party claim; provided, however, that the Purchaser shall not be required to do anything which could adversely impact the legal and/or litigation privilege in respect of any information relating to such matter; provided that the failure to so inform the Seller shall not relieve the Seller of its obligations hereunder except to the extent that (and only to the extent that) the Seller has been prejudiced thereby.

6. OTHER LIMITATIONS

6.1 The Seller shall not be liable for any Deed Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Deed Claim is reserved for in the Accounts.

6.2 The Seller shall not be liable for any Deed Claim to the extent that it would not have arisen but for, or has been increased or not reduced:

(a)	as a result of, any voluntary act, omission or transaction carried out before Closing, by any Target Company acting at the written direction or request of the Purchaser or any member of the Purchaser Group; or

(b)	by the Purchaser’s failure to cause the Target Companies to be operated in a commercially reasonable manner following the Closing.

6.3 Where the Seller makes a payment to the Purchaser in relation to any Deed Claim (or set-off in respect of such Deed Claim is applied in accordance with clause 16) and the Purchaser or any member of the Purchaser Group recovers (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss which is the subject of a Deed Claim, the Purchaser or relevant member of the Purchaser Group shall pay to the Seller as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of Taxation and less any reasonable Costs of recovery, including any increase in insurance premiums), provided that the Purchaser shall take all commercially reasonable steps consistent with prior practice to recover any sums that it is entitled to recover with respect to such Deed Claim.

6.4 The Seller shall not be liable to satisfy any Deed Claim to the extent of any corresponding amount (if any) by which any Tax for which the Purchaser or any member of the Purchaser Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter(s) giving rise to the Deed Claim.

6.5 The Seller shall not be liable for any Deed Claim if and to the extent it is attributable to, or the amount of such Deed Claim is increased as a result of, any: (i) legislation not in force at the date of this Deed (it being understood and agreed that, if legislation not in force at the date of this Deed has replaced legislation that did exist at the date of this Deed, any damages shall be determined by reference to the corresponding legislation that existed at the date of this Deed such that this clause (i) serves only to ignore the extent of the changes resulting from such new legislation); (ii) change of law, regulation, directive, requirement or administrative practice or (iii) change in the rates of Taxation in force at the date of this Deed.

6.6 The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any Loss that gives rise to more than one Claim.

6.7 Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive or special loss, loss of profit, loss of goodwill or possible business after Closing, whether actual or prospective, or for any indirect or consequential loss, except in each case to the extent actually paid or required to be paid by the Purchaser or a member of the Purchaser Group to a third party. The Purchaser acknowledges and agrees that, except as provided under the Seller Warranties and the Management Warranty Deed, no other warranty is made by or on behalf of the Seller or any of its Affiliates or the Target Companies or the Management Warrantors in connection with this Deed or any Transaction Document. In particular, the Seller and the Management Warrantors do not make any representation or warranty except as expressly set forth herein or in any Transaction Document as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser, its Affiliates or to its or their advisors on or prior to the date of this Deed (including any documents in the Data Room).

7. BOOKS AND RECORDS

Upon any Deed Claim being made and at the Seller’s cost, the Purchaser will (and will cause each Subsidiary of the Purchaser and each other member of the Purchaser Group to) promptly on request provide the Seller with access to all such books, records, documents and information as the Seller may reasonably request in connection with the claim; provided that the Purchaser shall not be required to make available any information which would cause the loss of legal and/or litigation privilege in respect of such information for so long as any actual or prospective claim remains outstanding.

8. DISCLOSURE

8.1 The Management Warranties are subject to the matters which are fairly disclosed to the Purchaser in:

(a)	the Disclosure Letter; and

(b)	subject to clause 2.7 of this Deed, the Supplementary Disclosure Letter.

8.2 Any matter fairly disclosed in the Disclosure Letter and the Supplementary Disclosure Letter is to be treated as a disclosure in respect of each and every Management Warranty to which it may be applicable and not solely in respect of any particular Management Warranty if the relevance of such information thereto is reasonably apparent on its face.

9. KNOWLEDGE

To the extent that the Management Warranties are given based on the awareness or knowledge of each of the Management Warrantors, and such expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of the relevant person whose names is listed in Column A of Schedule 2 after making enquiry of those persons whose names are listed next to his or her name in Column B of Schedule 2.

10. PAYMENTS IN REDUCTION OF PURCHASE PRICE

Unless otherwise required by Law, any payment made by the Seller in respect of any claim under the Management Warranties shall constitute or be deemed to constitute a reduction in the Initial Share Price and shall (to the extent possible) be allocated to or against the consideration for the Shares or be deemed to constitute a reduction in the consideration for the Shares.

11. MITIGATION

The parties hereby affirm (and do not waive) any applicable common law duty to mitigate any Losses that result from a breach of any of the Management Warranties.

12. MATERIALITY

For purposes of determining the amount of liability for breach of any of the Management Warranties (rather than whether or nor not there has been a breach), any qualification as to the term “material” or words of similar import in the text of any of the Management Warranties shall be ignored.

SCHEDULE 5

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Deed, the following words and expressions shall have the following meanings:

Deed Claim means any claim under or for breach of this Deed;

Employee means the employees of any Target Company (whether on a full-time or part-time, and including any interim, seasonal and outsource employees);

Environment means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); and soil and land and any ecological systems and living organisms supported by these media, including man and his property;

Environmental Laws means Laws, including all statutes, common law, bye-laws, regulations and subordinate legislation, judgments, decisions, notices, orders, circulars and codes of practice issued thereunder (including, without limitation, the laws of the European Union), to the extent that the same are in force concerning: (i) the pollution or protection of, or compensation of damage or harm to, the Environment; (ii) occupational or public health and safety; (iii) emissions, discharges or releases into, or the presence in, the Environment or Hazardous Substances and (iv) the use, treatment, storage, disposal, transportation or handling of Hazardous Substances;

Environmental Permits means any license, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Laws for the operation of the business of the Target Companies;

Hazardous Substances means any natural or artificial substance of any nature whatsoever (whether in the form of a solid, liquid, gas or vapour alone or in combination with any other substance) which is capable of causing harm or damage to the Environment or damage or harm to public health or welfare or capable of causing a nuisance, including but not limited to controlled, special, hazardous, toxic or dangerous wastes or pollutants;

Intellectual Property means all intellectual property, including patents, utility models, trade and service marks, trade names, business names, domain names, rights in designs, copyrights, moral rights, topography rights, rights in databases, trade secrets, know-how and rights in confidential information, in all cases whether or not registered or registrable and including registrations and applications for registration of any of these and rights to apply for the same and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere;

IT Systems means the information and communications technologies used by or on behalf of the Target Companies (including hardware, proprietary and third party software, services, networks, peripherals and associated documentation) which are material to the operations of the Target Companies;

Lease has the meaning given in paragraph 13.1 of Schedule 2;

Leased Real Property has the meaning given in paragraph 13.1 of Schedule 2;

Leasehold Improvements has the meaning given in paragraph 13.1 of Schedule 2;

Management Warranties means the warranties given by the Management Warrantors as set out in Schedule 3;

Material Contract means any contract, document or other material (whether written or oral) of the type described in clause 10.1 of Schedule 3;

Owned Real Property has the meaning given in paragraph 13.2 of Schedule 2;

Properties means all properties comprising the Leased Real Property and the Owned Real Property;

Relevant Accounting Standard means International Financial Reporting Standards as adopted by the European Union and Part 9 of Book 2 of the Dutch Civil Code; and

Sale and Purchase Agreement or SPA means the sale and purchase agreement relating to the sale of Starbev Holdings S.à r.l., between the Purchaser, Molson Coors Brewing Company and Starbev L.P. and dated as at the date of this Deed.

2. Schedules. The Schedules comprise schedules to this Deed and form part of this Deed.

3. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

Signature Page to the Management Warranty Deed

IN WITNESS whereof this deed has been executed by the parties and is intended to be and is hereby delivered on the date first above written

EXECUTED and DELIVERED as a DEED	)
by STARBEV L.P	) /s/ STARBEV L.P
acting by its General Partner	)
STARBEV GP LIMITED	)
acting by a director in the presence of	)

Witness

Signature:	/s/ JAMIE ROBERT PESTANA

Name:	JAMIE ROBERT PESTANA

Address:	56 CLOS PAUMELLE, ST SAVIOUR, JERSY CI, JE27TN OCCUPATION: PROJECT MANAGER

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by ALAIN BEYENS	) /s/ ALAIN BEYENS
in the presence of:	)

Witness

Signature:	/s/ AHETA RADJEHOVICOVÁ

Name:	AHETA RADJEHOVICOVÁ

Address:	RIMSKA’ 10 PRAHA2 12000

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by BRIAN MACKIE	) /s/ BRIAN MACKIE
in the presence of:	)

Witness

Signature:	/s/ AHETA RADJEHOVICOVÁ

Name:	AHETA RADJEHOVICOVÁ

Address:	RIMSKA’ 10 PRAHA2 12000

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by PHILIPPE VANDAMME	) /s/ PHILIPPE VANDAMME
in the presence of:	)

Witness

Signature:	/s/ AHETA RADJEHOVICOVÁ

Name:	AHETA RADJEHOVICOVÁ

Address:	RIMSKA’ 10 PRAHA2 12000

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by MARILEN KENINGTON	) /s/ MARILEN KENINGTON
in the presence of:	)

Witness

Signature:	/s/ AHETA RADJEHOVICOVÁ

Name:	AHETA RADJEHOVICOVÁ

Address:	RIMSKA’ 10 PRAHA2 12000

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by MARCUS JOHANSSON	) /s/ MARCUS JOHANSSON
in the presence of:	)

Witness

Signature:	/s/ ZORAN PRVACKI

Name:	ZORAN PRVACKI

Address:	BOULEVARD ARSENIJA CARNOJECVICA, 11000 BELGRADE, SERBIA

Signature Page to the Management Warranty Deed

SIGNED as a DEED and DELIVERED	)
by LUCIAN GHINEA	)
in the presence of:	)

Witness

Signature:	/s/ ANETA RADJENOVICOVÁ

Name:	ANETA RADJENOVICOVÁ

Address:	RÍMSLÁ 10 PRAHA 2 122000

Signature Page to the Management Warranty Deed

EXECUTED and DELIVERED as a DEED by MOLSON COORS HOLDCO – 2 INC.

By:	/s/ Samuel D. Walker
Name:	Samuel D. Walker
Its:	Chief Legal Officer & Corporate Secretary

in the presence of:

Witness

Signature:	Angela L. Vidick

Name:	Angela L. Vidick

Address:	1225-17th St. #3200

Denver, CO 80202